                                                    ---------------------------
                                                            OMB APPROVAL
                                                    ---------------------------
                                                    OMB Number:  3235-0145
                                                    Expires:  October 31, 1994
                                                    Estimated average burden
                                                    hours per response...14.90
                                                    ---------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                           (Amendment No.    27   )*
                                          --------


                          Citadel Holding Corporation
                          ---------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    172862104
                                  ------------
                                 (CUSIP Number)

                S. Craig Tompkins, President, Craig Corporation
550 South Hope Street, Suite 1825, Los Angeles, California 90071 (213) 239-0555
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               September 4, 1996
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    ---------------------------
                                                            OMB APPROVAL
                                                    OMB Number:  3235-0145
                                                    Expires:  October 31, 1994
                                                    Estimated average burden
                                                    hours per response...14.90
                                                    ---------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                           (Amendment No.    3   )*
                                          -------

                          Citadel Holding Corporation
                          ---------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    172862104
                                  ------------
                                 (CUSIP Number)

          James A. Wunderle, Chief Operating Officer, Reading Company
      30 South 15th Street, Suite 1300, Philadelphia, Pennsylvania 19102
                                (215) 369-3344
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 4, 1996
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------                                  ---------------------
  CUSIP NO. 172862104          SCHEDULE 13D                PAGE 3 OF 9 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Craig Corporation
      95-1620188
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(E)                                                  [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,329,114 shares 3% Cumulative Voting Convertible
                          Preferred Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,329,114 shares 3% Cumulative Voting Convertible
                          Preferred Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,413,335
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      49.85%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 755332-50-9          SCHEDULE 13D                PAGE 4 OF 9 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Reading Company      23-6000773
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(E)                                                  [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Pennsylvania
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,564,473

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,564,473

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,564,473
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.1%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 755332-50-9          SCHEDULE 13D                PAGE 5 OF 9 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Reading Holdings, Inc. 51-0353118
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(E)                                                  [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,564,473

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,564,473

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,564,473
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.1%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 6 of 9 Pages

     This jointly filed Schedule 13D/A (i) is Amendment No. 27 with respect to Craig Corporation ("Craig") and it amends and supplements the Schedule 13D, dated June 5, 1987, and Amendments thereto (the "Craig Schedule 13D") filed by Craig relating to beneficial holdings of shares of Common Stock of Citadel Holding Corporation ("Citadel"); and (ii) is Amendment No. 3 with respect to Reading Company ("Reading") and Reading Holdings, Inc. ("Holdings") and it amends and supplements the Schedule 13D, dated March 28, 1996 and the Amendment thereto (the "Reading Schedule 13D") filed by Reading and Holdings relating to beneficial holdings of shares of Common Stock of Citadel. All capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Craig or Reading Schedule 13D.

     ITEM 4.  PURPOSE OF TRANSACTION.
              ----------------------

     Item 4 is hereby amended to add the following:

     As previously disclosed in Amendment No. 26 to the Schedule 13D with respect to Craig and Amendment No. 2 to the Schedule 13D with respect to Reading, on August 8, 1996, the Independent Committee of the Board of Directors of Citadel Holding Corporation ("Citadel") and the Board of Directors of Citadel, and on August 12, 1996, the Independent Committees of the Boards of Directors of Reading and Craig and the Boards of Directors of Reading and Craig, approved a transaction, subject in each case to execution of definitive agreements and other conditions, pursuant to which Citadel will contribute cash in the amount of $7.0 million and Craig and its wholly owned subsidiary Craig Management, Inc. ("CMI") will contribute assets, valued for purposes of this transaction at $81.0 million, to a newly formed Delaware holding company, Reading Entertainment, Inc. ("Reading Entertainment") in exchange for shares of Reading Entertainment's Series A and Series B Voting Cumulative Convertible Preferred Stock, Common Stock and certain contractual rights to be granted by Reading Entertainment to Citadel and CAC (the "Stock Transaction"). The terms of the Stock Transaction were set forth in a non-binding Letter of Intent dated August 12, 1996, which was attached as an Exhibit to Amendment No. 26 to the
Schedule 13D with respect to Craig and Amendment No. 2 to the Schedule 13D with respect to Reading.

     The Stock Transaction contemplates that, immediately prior to its consummation, a newly formed subsidiary of Reading Entertainment will merge with and into Reading in a transaction in which stockholders of Reading on the record date will be entitled to receive one share of Reading Entertainment Common Stock for each share of Reading Class A Common Stock or Reading Common Stock (other than shares of Common Stock as to which dissenters' rights are perfected) held on that date (the "Reorganization Transaction"). The Reorganization Transaction, which among other things will result in a change of the state of incorporation of the public company from Pennsylvania to Delaware, was also approved by the Reading Board of Directors. The Stock Transaction and the Reorganization Transaction are collectively referred to herein as

                                                              Pages 7 of 9 Pages

the "Transactions." It is contemplated that neither the Stock Transaction nor the Reorganization Transaction will result in any taxable gain or loss to the public stockholders of Craig, Citadel or Reading.

     On September 4, 1996, Craig, CMI, Reading, Reading Entertainment, Citadel and a wholly owned subsidiary of Citadel, Citadel Acquisition Corp., Inc. ("CAC") entered into an Exchange Agreement setting forth the terms and conditions of the Transactions, which Exchange Agreement and the Asset Put and Registration Rights Agreement (the "Asset Put Agreement"), which is attached as exhibit 8.4(e) to the Exchange Agreement, are attached hereto as Exhibit 1. Reference is made to the Exchange Agreement and the Asset Put Agreement which set forth the terms and conditions of the Reorganization Transaction and the Stock Transaction.

     ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
              -------------------------------------------------------------
              RESPECT TO SECURITIES OF THE ISSUER.
              -----------------------------------

     Item 6 is hereby amended to add the following:

     See the Exchange Agreement and the Asset Put and Registration Rights Agreement attached as Exhibit 8.4(e) to the Exchange Agreement for a description with respect to certain arrangements and understanding regarding the issuance of Reading securities.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
              --------------------------------

     Exhibit 1 - Exchange Agreement, dated September 4, 1996, by and among Craig
                 Corporation, Craig Management, Inc. Citadel Holding Corporation, Citadel Acquisition Corp., Inc., Reading Entertainment Inc. and Reading Company.

                                                               Page 8 of 9 Pages

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 5, 1996            CRAIG CORPORATION,
                                     a Delaware corporation



                                     By:/s/ S. Craig Tompkins
                                        --------------------------
                                        S. Craig Tompkins
                                        President


Dated:  September 5, 1996            READING COMPANY,
                                     a Pennsylvania corporation



                                     By:/s/ S. Craig Tompkins
                                        --------------------------
                                        S. Craig Tompkins
                                        President


Dated:  September 5, 1996            READING HOLDINGS, INC.,
                                     a Pennsylvania corporation



                                     By:/s/ S. Craig Tompkins
                                        --------------------------
                                        S. Craig Tompkins

                                                              Page 9 of 9 Pages


                                 Exhibit Index
                                 -------------



                Exhibit
                -------

          Exchange Agreement